UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Tessco Technologies Incorporated
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
872386107
(CUSIP Number)
Robert J. Mittman, Esquire
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0208
(212) 885-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
July 1, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872386107	Item 1. Schedule 13D	Page	2	of	4

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): 35-1778566 BRIGHTPOINT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. SECURITY AND ISSUER.
     This Amendment No. 1 to the statement relates to shares of the Common Stock, par value $.01 per share (the “Shares”), of Tessco Technologies Incorporated, a Delaware corporation (the “Issuer” or “Tessco”). The address of the principal executive offices of the Issuer is 11126 McCormick Road, Hunt Valley, Maryland 21031.
Item 2. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of 4:00 pm, New York City time, on the filing date of this Schedule 13D, Brightpoint beneficially owned, in the aggregate, 0 Shares.
     (b) On July 1, 2008, Brightpoint sold 470,000 Shares to the Issuer for an aggregate purchase price of $6,410,800 in a privately negotiated transaction.
Item 4. PURPOSE OF TRANSACTION.
     See Item 6 below.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     On July 1, 2008, Brightpoint and Tessco entered into a Stock Repurchase Agreement relating to the sale of the Shares (the “Agreement”). Pursuant to the Agreement, Brightpoint completed a proxy card appointing Robert Barnhill, Jr., Tessco’s president and chief executive officer and a director of Tessco, and David M. Young, Tessco’s senior vice president, chief financial officer and corporate secretary, as proxy to vote such Shares at the Annual Meeting of Tessco Stockholders to be held on July 24, 2008 (a) in favor of the directors nominated and recommended by Tessco’s Board of Directors for election at such meeting and (b) in accordance with the recommendation of Tessco’s Board of Directors for all other matters that is subject to a vote of Tessco’s stockholders at such meeting. Pursuant to the Agreement, Brightpoint also agreed that for a period of one year from the date of the Agreement, that it will not and will not cause its affiliates to directly or indirectly, acquire or offer, seek or propose to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), of any of the assets, businesses or securities of Tessco or any of its affiliates, including rights or options to acquire such ownership. Except as described herein, to the knowledge of Brightpoint, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Brightpoint and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Stock Repurchase Agreement dated as of July 1, 2008 between Tessco Technologies Incorporated and Brightpoint, Inc.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2008

BRIGHTPOINT, INC.

By:	/s/ Robert J. Laikin
Name: Robert J. Laikin
Title: Chairman of the Board and Chief Executive Officer